U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Mason                           Scott                C.
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   (Last)                           (First)             (Middle)
c/o UCAR Carbon Company Inc.
P.O. Box 6116
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                                    (Street)

Cleveland                             OH                 44101
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   (City)                           (State)              (Zip)

USA
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

GrafTech International Ltd.
GTI
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

08/31/2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Executive Vice President and President, Advanced Energy Technology Division
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          8/16/02         S               6,790       D     $7.72     13,210(3)      D
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Common Stock                                                                                      3,543          D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one  Reporting  Person,  see  Instruction
  4(b)(v).

                                                   Page 1 of 2            (Over)
                                                                  SEC 1474(7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

                                                                               Common
                                                                               Stock
                                                                               par value
Time options                                                                   $.01 per
(right to buy)      $13.19                                   (1)       9/29/08 share     150,000          150,000    D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time options                                                                   $.01 per
(right to buy)      $8.56                                    12/15/02 12/15/10 share      80,000           80,000    D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time options                                                                   $.01 per
(right to buy)      $8.85                                    (2)       9/25/11 share      87,000           87,000    D
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
Explanation of Responses:
(1) 50,000 of such options vested on April 3, 2001. 100,000 of such options will vest on April 3, 2007; however, 50,000 unvested shares will vest on each of the dates, if any, on which the closing price of the Company's common stock has been at least $15.85 per share and $18.50 per share for at least 20 consecutive trading days.
(2) Options were granted as part of an annual grant. Of such options, 15,000 vested on September 25, 2001 and 72,000 will vest on September 25, 2003.
(3) On June 28, 2002, the Board of Directors accelerated the vesting of all 20,000 shares granted to the reporting person. The program allowed participants to sell shares to cover taxes associated with the shares. The reporting person sold 6,790 of such shares to cover income and other taxes associated with the shares. The sale of these shares was made as part of a block sale of shares by participants in the program, which was transacted on August 16, 2002, August 19, 2002, August 20, 2002 and August 21, 2002 and in connection with which each participant received the averaged price of $7.72 per share.




   /s/ Karen G. Narwold                                     September 9, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Karen G. Narwold, Attorney-in-fact for
             Scott C. Mason

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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